FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.
Announces the Appointments of
Don Haliburton as CFO
- and -
Donna Louis (nee Higgins) as Corporate Treasurer

Vancouver, Canada, August 7, 2007 - Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy beverage company, is pleased to announce the appointment of Don Haliburton, CA as Chief Financial Officer of the Company. Donna Louis, CGA (nee Higgins) – the Company’s former CFO - assumes the responsibilities of Corporate Treasurer.

Mr. Haliburton is a Chartered Accountant who held several positions with PriceWaterhouse Coopers and its predecessor firms across Canada during most of the 1980s and early 1990s. In 1993 Don became Vice-President of Finance of a fast growing, publicly traded agribusiness with operations in Canada, the United States and South America. He remained in that position for more than six years. Most recently he was the General Manager of a company that distributes and remanufactures power tool accessories for sale throughout North America. His broad international, finance and operations experience will be of great assistance to Leading Brands as it moves more of its business into the United States and abroad.

Leading Brands Chairman and CEO Ralph McRae said: “With Don and Donna we have a very capable and knowledgeable finance team to help lead and manage our growth. Their talents and experiences are quite complimentary. This combination works extremely well with Donna wanting to devote some additional time to her new family as well as focus on key projects that we have under way. I want to thank her for her efforts as CFO and continued dedication to Leading Brands after more than eight years with the Company. It also allows us to maintain continuity which is so important in this position.”

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TREK® Natural Sports Drinks, NITRO® Energy Drinks, STOKED™ Energy Drinks, INFINITE™ Health Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS) ™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™
©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com